FORM N-8F

I. General Identifying Information

1. Reason fund is applying to deregister (check only one):

[] Merger

[] Liquidation

[X] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Empire Life Deferred Variable Annuity Account

3. Securities and Exchange Commission File No.: 811-05478

4. Is this initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [] Amendment

5. Address of Principal Executive Office (include No. & Street, City,
State, Zip Code):          Empire Life Insurance Company
                           5069 154th Pl NE
                           Redmond, Washington  98052-5114

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
                           William E. Crawford, Esq.
                           Empire Life Insurance Company
                           5069 154th Pl NE
                           Redmond, Washington 98052-5114
                           Phone: (425) 867-8257

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,.31a-2]: Scott Bartholomaus
                           Empire Life Insurance Company
                           5069 154th Pl NE
                           Redmond, Washington 98052-5114
                                  Phone: (425) 867-8257

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

[] Management company;

[X] Unit investment trust; or

[] Face-amount certificate company. [*19475]

9. Subclassification if the fund is a management company (check only one):

[] Open-end [] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Revised Code of
Washington Section 48.18A.020

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contract with those advisers have been terminated: Not Applicable.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
                  Murphey Favre, Inc.
                  1201 Third Avenue, Suite 780
                  Seattle, Washington  98101-3105

13. If the fund is a unit investment trust ("UIT") provide: (a) Depositor's name(s) and address(es):
                  Empire Life Insurance Company
                  5069 154th Pl NE
                  Redmond, Washington 98052-5114
(b) Trustee's name(s) and address(es): Not Applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[X] Yes [] No

If Yes, for each UIT state:
Name(s): Empire Life Deferred Variable Annuity Account

File No.: 811-05478
Business Address:          5069 154th Pl NE
                           Redmond, Washington  98052-5114

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [] No

If Yes, state the date on which the board vote took place: DATE August 6, 1999 If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[] Yes [X] No

If Yes, state the date on which the shareholder vote took place: [*19476]

If No, explain: Not Applicable

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[] Yes [X] No
If Yes, describe the nature and extent of those activities: [*19479]



VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Empire Life Deferred Variable Annuity Account (ii) he or she is the --------Assistant Secretary of Empire Life Insurance Company, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this form N-8F application are true to the best of my knowledge, information and belief.

/s/ George Pagos--------------------------------
(Signature)